



U.S. S[...]MISSION

VF3-25-05

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO
8-38286

FACING PAGE

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5
Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Bridge Trading Company

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

717 Office Parkway
(No. and Street)

St. Louis,	Missouri	63141
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Kuntze

(Area Code -- Telephone No.)
(314) 468-3761

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 3 1 2005
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

800 Market Street	St. Louis, Missouri		63101
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AH 3/30/2005

3/24/05

OATH OR AFFIRMATION

I, Jeff Kuntze, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm Bridge Trading Company (the "Company") as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Jeffrey O. Kuntze

ANGELA M. WRIGHT
NOTARY PUBLIC - STATE OF MISSOURI
ST. CHARLES COUNTY
MY COMMISSION EXPIRES FEB. 4, 2007

Angela M. Wright
Notary Public

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
	(c)	Statement of Income
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
X	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

Bridge Trading Company
Index
December 31, 2004

Page(s)

Report of Independent Auditors 1

Financial Condition

Statement of Financial Condition 2

Notes to Statement of Financial Condition 3-6

Report of Independent Auditors on Internal Control Required by Rule 17a-5 Under the Securities Exchange Act of 1934 7-8



PricewaterhouseCoopers LLP
800 Market Street
St. Louis MO 63101-2695
Telephone (314) 206 8500
Facsimile (314) 206 8514

Report of Independent Auditors

To the Board of Directors and Stockholder of
Bridge Trading Company

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Bridge Trading Company (the "Company") at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 16, 2005

Bridge Trading Company
Statement of Financial Condition
December 31, 2004

(in thousands, except share data)

Assets		
Cash and cash equivalents	$	22,513
Receivable from clearing brokers and dealers		1,167
Due from affiliated entities		14
Income taxes receivable		1,197
Intercompany loan (Note 4)		50,240
Prepaid expenses and other assets		294
Deferred costs under soft dollar agreements		360
Memberships and shares in exchanges, at cost ($327 fair value)		54
Property and equipment, net of accumulated depreciation of $57		70
Deferred income taxes (Note 6)		33,643
Total assets	$	109,552
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and other accrued expenses	$	812
Accrued compensation		1,820
Accrued expenses under soft dollar agreements		1,883
Income taxes payable (Note 6)		7,437
Total liabilities		11,952
Stockholder's equity		
Common stock, $1 par value; 1,000 shares authorized and outstanding		1
Additional paid-in capital		45,642
Retained earnings		51,957
Total stockholder's equity		97,600
Total liabilities and stockholder's equity	$	109,552

The accompanying notes are an integral part of the statement of financial condition.

(in thousands)

1. Organization and Nature of Business

Bridge Trading Company (the "Company") operates as a broker and dealer of securities and is a member of various exchanges and the National Association of Securities Dealers, Inc. ("NASD"). The Company primarily executes trades in the United States equity markets for large institutional money managers. The Company clears all of its transactions with and for customers on a fully disclosed basis pursuant to written correspondent clearing agreements approved by and on file with the NASD. Accordingly, the Company claims an exemption from the requirements of Rule 15c3-3 under the Securities Exchange Act of 1934.

Reuters America Inc., a Delaware corporation, and Reuters S.A., a corporation organized under the laws of Switzerland, entered into the Amended and Restated Asset Purchase Agreement ("Purchase Agreement") dated May 3, 2001 with Bridge and certain of its subsidiaries to purchase all shares of the common stock of the Company. The Purchase Agreement became effective September 28, 2001 (acquisition date). At the acquisition date, the Company became a wholly owned subsidiary of Reuters International Holdings SARL and an indirect subsidiary of Reuters Group PLC ("Reuters").

The effects of this transaction between Reuters and Bridge were not pushed down to the Company and, therefore, did not affect the Company's historical bases of its assets and liabilities. However, the Company's tax bases of its assets and liabilities did change as a result of the transaction between Reuters and Bridge due to the Company's election of Section 338(h)(10) of the United States Internal Revenue Code resulting in an estimated difference of $110,307 between the income tax bases of assets and liabilities and their financial reporting bases, consisting primarily of goodwill. The estimated tax effect resultant from the difference in bases was recorded in deferred income taxes on the Statement of Financial Condition with an offsetting credit to additional paid-in capital.

In April 2003, ownership of the Company's outstanding shares was transferred to Reuters America Holdings, Inc. In July 2004, ownership of the Company's outstanding shares was transferred to Reuters C, LLC which is 100 percent owned by Reuters America Holdings, Inc. The Company remains an indirect subsidiary of Reuters.

2. Summary of Significant Accounting Policies

Securities Transactions

Securities transactions and the related commission revenue and expense are recorded on a trade date basis.

During the year, securities owned and securities sold, but not yet purchased, were carried at fair value and unrealized gains and losses were reflected in revenue on a trade date basis. As of December 31, 2004, the Company held no open positions on a trade date basis.

Soft Dollar Arrangements

Substantially all of the Company's commission revenue is the result of trading activity executed under soft dollar arrangements with its customers. The Company's customers are under no obligation to place any minimum volume of trades with the Company, nor is the Company

(in thousands)

obligated to provide any services or benefits to customers under these arrangements before payment is received. Costs related to services which have been provided to customers but not yet paid for through the receipt of soft dollar commissions on securities transactions are presented as deferred costs under soft dollar agreements on the Statement of Financial Condition to the extent the Company ultimately deems them to be collectible. Amounts that have been received through soft dollar commissions on securities transactions that are in excess of services provided are presented as accrued expenses under soft dollar agreements on the Statement of Financial Condition to the extent the Company ultimately expects to incur expenses through the payment for services under the soft dollar agreements.

By providing payment under these soft dollar arrangements, the Company is acting in an agency capacity. Under the provisions of the Financial Accounting Standards Board's Emerging Issues Task Force Abstract 99-19 ("EITF 99-19"), *Reporting Revenue Gross as a Principal versus Net as an Agent,* the Company reflects amounts related to soft dollar research as a reduction to commission revenue.

Cash and Cash Equivalents
For purposes of the Statement of Cash Flows, the Company considers highly liquid investment instruments with an original maturity of three months or less at time of acquisition to be cash equivalents.

Receivable from Clearing Brokers and Dealers
Receivable from clearing brokers and dealers includes cash on deposit, commissions receivable and proprietary trading margin account balances from the Company's clearing brokers on a trade date basis. The commission is credited to the Company's account on trade date and is available to the Company on the settlement date.

Depreciation
Depreciation is computed using the straight-line method based on the estimated useful lives of five years for furniture and fixtures and three years for equipment.

Income Taxes
The Company accounts for income taxes using the liability method required under the provisions of Statement of Financial Accounting Standards No. 109 ("SFAS 109"), *Accounting for Income Taxes.* Deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Fair Value
Securities owned and securities sold, but not yet purchased are valued using quoted market dealer prices. The Company's remaining financial instruments are carried at amounts that approximate fair value because of the short-term nature of the instruments.

Use of Estimates in the Preparation of Financial Statements
The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent

(in thousands)

assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. **Employee Benefit Plans**

The Company participates in the 401(k) plan sponsored by Reuters covering substantially all of its employees. Under the Reuters' plan, eligible employees can contribute a percentage of their base salary subject to certain limitations. The Company contributes up to 6 percent of participating employees' salaries to the plan.

4. **Related-Party Transactions**

Reuters provided operational services to the Company including data, network and software services, which are assessed based upon the level of services the Company provides its customers. Affiliated entities provide administrative support services which include accounting, income tax, human resources and facilities management. Affiliated entities also provide office space to the Company.

Office rental represents an operating lease with an affiliated entity. The Company pays a monthly rate of $30. This new agreement is on a month-to-month basis.

In addition, the Company may lend excess cash balances to Reuters. There are no specific repayment terms or final maturity. Interest on additional cash balances lent to Reuters is calculated daily on the outstanding loan balance at LIBOR using a 360-day basis. At December 31, 2004, an outstanding balance of $50,240 was included in intercompany loan on the statement of financial condition.

5. **Net Capital Requirements**

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital equal to the greater of $250 or 6 2/3 percent of aggregate indebtedness. The ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The Rule also requires that equity capital may not be withdrawn or cash dividends paid if the Company's net capital is less than 120 percent of the minimum requirement of 25 percent of haircuts on trading securities owned or if its ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2004, the Company had net capital of $11,227, which was $10,430 in excess of its minimum capital requirement. The ratio of aggregate indebtedness to net capital was 1.06 to 1.

6. **Income Taxes**

Net deferred income taxes of $33,643 comprises $32,563 of deferred tax assets derived from the change in tax bases in the Company's assets and liabilities (Note 1), $1,097 of deferred tax assets derived from accrued expenses, and $17 of deferred tax liabilities derived from property and equipment. Management has determined that based on expected future operating plans and tax planning strategies available to the Company, the net deferred tax assets at December 31, 2004 will

(in thousands)

more likely than not be utilized to offset future taxes. Therefore, no valuation reserve related to such deferred tax assets has been recorded at December 31, 2004.

In connection with the transfer of the Company's outstanding shares (Note 1), the Company joined the Reuters America Holdings, Inc. ("RAH") consolidated tax group and became part of a tax sharing arrangement. Accordingly, for the year ended December 31, 2004, the Company will be included in the consolidated tax return of RAH. The Company calculates its tax expense on a separate company basis. Income taxes receivable represent refunds due from previous tax returns filed on a stand alone basis. Income taxes payable represents the tax liabilities payable to RAH under the tax sharing arrangement.

7. Financial Instruments with Off – Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's customers' activities involve the execution, settlement and financing of various securities transactions through its clearing brokers. These activities may expose the Company to off-balance sheet risk in the event the customer or counterparty is unable to fulfill its contracted obligations because the Company has guaranteed such obligations to the clearing brokers. The Company, through its clearing brokers, continually monitors its customers' activities.

The Company, as part of its brokerage activities, may assume short positions resultant from errors or timing differences. The establishment of short positions exposes the Company to off-balance sheet risk in the event prices increase, as the Company may be obligated to cover such positions. At December 31, 2004, the Company held no short positions. The Company attempts to control off-balance sheet risk by monitoring the market value on a daily basis.

The Company clears all of its customer and proprietary transactions with Merrill Lynch on a fully disclosed basis. Although no disruption in clearing services is expected, any such disruption would have an adverse affect on operating results.

8. Contingencies

The Company is subject to legal proceedings and claims which arise in the ordinary course of its business. In the opinion of management, after consulting with counsel, the amount of ultimate liability with respect to these actions will not materially affect the financial position or results of operations of the Company.

9. Subsequent Event

Reuters has entered into negotiations with a majority owned affiliate, to sell 100 percent interest in the Company to that affiliate. Company management expects the transaction to be signed and closed during the first half of 2005.



PricewaterhouseCoopers LLP
800 Market Street
St. Louis MO 63101-2695
Telephone (314) 206 8500
Facsimile (314) 206 8514

Report of Independent Auditors on Internal Control
Required by Rule 17a-5 Under the Securities Exchange Act of 1934

To the Board of Directors and Stockholder of
Bridge Trading Company

In planning and performing our audit of the financial statements and supplemental schedule of Bridge Trading Company (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned



To the Board of Directors of Stockholder of
Bridge Trading Company

objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 16, 2005